Exhibit 2.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

COASTAL BANKING COMPANY, INC.

ARTICLE ONE
NAME

The name of the corporation is Coastal Banking Company, Inc. (the “Corporation”).  The original articles of incorporation were filed on June 8, 1999.

ARTICLE TWO
ADDRESS AND REGISTERED AGENT

The street address of the registered office of the Corporation is 36 West Sea Island Parkway, Beaufort, South Carolina 29902.  The name of the corporation’s registered agent at such address is Randolph C. Kohn.

ARTICLE FOUR
PREEMPTIVE RIGHTS

The shareholders shall not have any preemptive rights to acquire additional stock in the Corporation.

ARTICLE EIGHT
CLASSIFIED BOARD DIRECTORS

At any time that the Board has six or more members the terms of office of directors will be staggered by dividing the total number of directors into three classes, with each class accounting for one-third, as near as may be of the total.  Upon the filing of this amended and restated articles of incorporation (the “Articles”), the directors and their classes will be as follows:

Class 1	Class II	Class III

James W. Holden	Ladson F. Howell	Randolph C. Kohn
James C. Key	Dennis O. Green	Robert B. Pinkerton
Michael G. Sanchez	Ron Anderson	Robert L. Peters
Christina H. Bryan	Suellen Rodeffer Garner	Edward E. Wilson

The terms of directors in first class expire at the first annual shareholders’ meeting after the filing of the Articles, the terms of the second class expire at the second annual shareholders’ meting after the filing of the Articles, and the terms of third class expire at the third annual shareholders’ meting after the filing of the Articles.  At each annual shareholders’ meeting held thereafter, directors shall be chosen for a term of three years to succeed those whose terms expire.  If the number of directors is changed, any increase or decrease shall be so apportioned among the classes as to make all classes as nearly equal in number as possible, and when the number of directors is increased and any newly created directorships are filled by the board, the terms of the additional directors shall expire at the next election of directors by the shareholders.  Each director, except in the case of his earlier death, written resignation, retirement, disqualification or removal, shall serve for the duration of his term, as staggered, and thereafter until his successor shall have been elected and qualified.

ARTICLE NINE
CONSIDERATION OF OTHER CONSTITUENCIES

In discharging the duties of their respective positions and in determining what is in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any actions on the Corporation and its shareholders, may consider the interests of the employees, customers, suppliers, creditors, and other constituencies of the Corporation and its subsidiaries, the communities and geographical areas in which the Corporation and its subsidiaries operate or are located, and all other factors such directors consider pertinent.  This provision solely grants discretionary authority to the board of directors and shall not be deemed to provide to any other constituency any right to be considered.

ARTICLE TEN
NAME AND ADDRESS OF THE SOLE INCORPORATOR

The sole incorporator is Randolph C. Kohn, whose address is 36 West Sea Island Parkway; Beaufort, South Carolina 29902.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation as of the date indicated below.

Date September 23, 2005	/s/ Randolph C. Kohn
Randolph C. Kohn
Chief Executive Officer